UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Atlas Energy, L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
04930A 10 4
(CUSIP Number)

Lydia I. Beebe, Esq.
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2011
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d—1(e), 240.13d—1(f) or 240.13d—1(g), check the following box. ☐

CUSIP No.	04930A 10 4	SCHEDULE 13D	Page	2	of	4

1	NAMES OF REPORTING PERSONS Arkhan Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	04930A 10 4	SCHEDULE 13D	Page	3	of	4
     This Amendment No. 3 (“Amendment No. 3”) is being filed by Arkhan Corporation (the “Reporting Person”), a Delaware corporation and the successor by merger to Atlas Energy, Inc., itself the successor by merger to Atlas America, Inc., with respect to the common units representing limited partner interests (the “Common Units”) of Atlas Energy, L.P., a Delaware limited partnership (the “Partnership”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed by Atlas America, Inc. on August 3, 2006, as amended on February 29, 2008, as further amended on November 17, 2010 (collectively with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D as heretofore amended. This Amendment No. 3 is being filed to report the distribution by the Reporting Person of all of the Common Units of the Partnership that it had beneficially owned.
ITEM 4. Purpose of Transaction
     The following text is hereby added to Item 4 of the Schedule 13D:
     On February 17, 2011, the transactions contemplated by the Merger Agreement, the AHD Transaction Agreement (including the AHD Sale, the contribution of AHD GP to AHD and the AHD Distribution) and the Laurel Mountain Purchased Agreement were completed. As a result, the Reporting Person ceased to have an ownership interest in AHD and ceased to control AHD.
ITEM 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	Number and percentage of class beneficially owned:	0 Common Units, 0%

(b)	Sole voting power:	0 Common Units

	Shared voting power:	0 Common Units

	Sole dispositive power:	0 Common Units

	Shared dispositive power:	0 Common Units

(c)	The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Units on February 17, 2011.

CUSIP No.	04930A 10 4	SCHEDULE 13D	Page	4	of	4
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 2, 2011

Arkhan Corporation
By:	/s/ Kari H. Endries
	Name:	Kari H. Endries
	Title:	Vice President and Secretary